                                                                    Exhibit 99.1



                          GIGAMEDIA: NET PROFIT UP 23%
                                 Q3 OVER Q2 2004


Highlights of Third Quarter 2004 Results

     -   Consolidated revenues of US$22.0 million
     -   Consolidated EBITDA(1) of US$2.8 million
     -   Consolidated net income of US$688 thousand
     -   No debt, with cash and short-term investments totaling US$45.0 million

TAIPEI, Taiwan, December 2, 2004 - GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM) announced today third quarter 2004 consolidated net profit of $688 thousand, a 23 percent sequential increase over the second quarter of 2004 and a turnaround of $3.4 million from a consolidated net loss of $2.7 million in the same period of 2003.

"Our Q3 results demonstrate that our restructuring plan is beginning to deliver results," stated Chief Executive Officer Arthur Wang. "Much hard work remains, but the new management team sees strong upside in the transformation of GigaMedia."

"We delivered an improved bottom line despite what shaped up to be a challenging quarter, and see improved operating efficiencies going forward," stated Chief Financial Officer Thomas Hui.

"As we continue to implement best practices throughout the firm, we are also very focused on strategic consolidation and acquisition opportunities which can accelerate our turnaround," explained Mr. Wang.


CONSOLIDATED FINANCIAL RESULTS

Consolidated results of GigaMedia are summarized in the table below.



--------
(1) EBITDA (earnings before interest, taxes, depreciation and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). See "Use of Non-GAAP Measures" for more details.

--------------------------------------------------------------------------------------------------
                    GIGAMEDIA Q3 2004 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
--------------------------------------------------------------------------------------------------
(IN US$ THOUSANDS)                  3Q04       3Q03      CHANGE        3Q04       2Q04      CHANGE
                                                           (%)                               (%)
--------------------------------------------------------------------------------------------------
REVENUES                           22,001     23,733        -7        22,001     23,958       -8
--------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)               581     (2,562)       NA           581        410       42
--------------------------------------------------------------------------------------------------
NET INCOME (LOSS)(A)                  688     (2,690)       NA           688        559       23
--------------------------------------------------------------------------------------------------
EBITDA(B)                           2,785     (1,167)       NA         2,785      2,833       -2
--------------------------------------------------------------------------------------------------
CASH, CASH EQUIVALENTS AND
SHORT-TERM INVESTMENTS             44,968     63,998       -30        44,968     37,709       19
--------------------------------------------------------------------------------------------------

(A) Net income (loss) excludes amounts attributable to minority interests. GigaMedia's subsidiary G-Music Limited ("G-Music") conducts an offline music distribution business. Minority shareholders own a 41.4 percent equity interest in G-Music.
(B) EBITDA (earnings before interest, taxes, depreciation and amortization) is provided as a supplement to results provided in accordance with GAAP. See "Use of Non-GAAP Measures" for more details.

Consolidated revenues for the third quarter of 2004 were $22.0 million, a 7 percent decrease over consolidated revenues of $23.7 million for the corresponding period in 2003 and a decrease of 8 percent from consolidated revenues of $24.0 million for the preceding quarter. The quarter-over-quarter decline in consolidated revenues was largely due to the impact of the general downturn in Taiwan's retail music distribution industry on the Company's music distribution business.

Consolidated net income for the third quarter of 2004 was $688 thousand, a turnaround of $3.4 million from a consolidated net loss of $2.7 million for the same period in 2003 and an improvement of $129 thousand, or 23 percent, from consolidated net income of $559 thousand for the preceding quarter. Driving the increase in consolidated net income were strong expense controls in the Company's broadband ISP operations and contributions from the Company's entertainment software business, whose results began to be consolidated with those of the Company starting April 1, 2004.

Consolidated EBITDA for the third quarter of 2004 was $2.8 million, compared to consolidated EBITDA of negative $1.2 million for the same period in 2003. The Company recorded consolidated EBITDA of $2.8 million during the preceding quarter. The year-over-year increase in consolidated EBITDA reflected efficiency improvements in all business units and strong contributions from the Company's entertainment software business.

Cash and other cash equivalents at the end of the third quarter of 2004 totaled $10.1 million, not including additional short-term investments totaling $34.9 million, compared to $9.9 million and $27.8 million, respectively, at the end of the second quarter of 2004. During the third quarter, GigaMedia reclassified previously made long-term bond fund investments totaling approximately $6.8 million as short-term investments, since the maturation of these investments is now within one year.


BUSINESS UNIT RESULTS

MUSIC DISTRIBUTION BUSINESS

--------------------------------------------------------------------------------------------------
(IN US$ THOUSANDS)                3Q04         3Q03       CHANGE      3Q04        2Q04      CHANGE
                                                           (%)                               (%)
--------------------------------------------------------------------------------------------------
REVENUES                         14,441       18,803       -23       14,441      16,367      -12
--------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)            (225)        (734)       69         (225)       (153)     -47
--------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                  (200)        (707)       72         (200)          3       NA
--------------------------------------------------------------------------------------------------

The general market downturn in Taiwan's recorded music sales and delayed releases by music labels of albums from certain top artists created a challenging operating environment for the Company's music distribution business in the third quarter. The music distribution business unit's net loss reflected this decline in revenues. Efficiency gains achieved to date from ongoing restructuring helped offset lower sales volumes during the period. Management continues to take steps to lower fixed costs and increase efficiencies to improve this business unit's performance. During the quarter, the Company closed four underperforming stores and continued rollout of a point-of-sale system.


BROADBAND ISP BUSINESS

--------------------------------------------------------------------------------------------------
(IN US$ THOUSANDS)                   3Q04       3Q03         CHANGE     3Q04       2Q04     CHANGE
                                                              (%)                            (%)
--------------------------------------------------------------------------------------------------
REVENUES(A)                          5,571      4,930          13       5,571      5,614      -1
--------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)(A)             858     (1,099)         NA        858        409      110
--------------------------------------------------------------------------------------------------
NET INCOME (LOSS)(A)                   869     (1,297)         NA        869        440       98
--------------------------------------------------------------------------------------------------

(A) In previous quarterly and annual releases, GigaMedia included corporate headquarters expenses and certain other items in the Broadband ISP Unit results. In the table above, all such amounts have been excluded for the current and past periods. All numbers are presented on a consistent basis.

GigaMedia's broadband ISP business delivered increased profitability in the third quarter. In order to retain subscribers in what remains a highly competitive market, the Company's broadband ISP business is focused on providing differentiated, value-added products and services to both consumers and corporate customers. In line with this strategy, during the period, GigaMedia launched the corporate broadband service ON-NET, providing connectivity services between Taiwan, Hong Kong, and China. With the launch of the ON-NET service, GigaMedia is well positioned to rollout additional value-added telecommunications services targeting new corporate customers in Greater China. Ongoing implementation of strict cost controls and enhanced efficiencies resulted in net income of $869 thousand for the third quarter of 2004, compared to a loss of $1.3 million for the same period in 2003.

The number of subscribers in the Company's consumer broadband ISP business during the quarter ended September 30, 2004 decreased slightly compared to the second quarter of 2004 to approximately 97,000, with blended average revenue per subscriber ("ARPU") also down slightly compared to the second quarter of 2004 at approximately $12.00 per month. The number of subscription lines in the Company's corporate broadband ISP business increased by 14 percent quarter-over-quarter, from 583 to 666 lines.


ENTERTAINMENT SOFTWARE BUSINESS

------------------------------------------------------------------------------------------------
(IN US$ THOUSANDS)             3Q04         2Q03      CHANGE      3Q04         2Q04       CHANGE
                                                       (%)                                 (%)
------------------------------------------------------------------------------------------------
REVENUES                       2,236         NA         NA        2,236        2,380        -6
------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)           45         NA         NA           45          293       -85
------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                 50         NA         NA           50          231       -78
------------------------------------------------------------------------------------------------

The Company's entertainment software business unit made positive contributions to GigaMedia's financial results despite operating in what is seasonally the slowest period for the business. Quarter-over-quarter declines in operating income and net income were due to the slight decrease in revenue and to investments in developing new game software and marketing during the period. Overall market growth in online gaming remains strong; management is executing a plan to expand the business and build a leading position in nascent, non-English-speaking markets outside the United States and the United Kingdom. During the third quarter, the entertainment software business completed development of a multi-player, online poker product targeting non-English-speaking markets and began to market the software to licensees. Preliminary response has been encouraging. Development of additional non-English language products and services is ongoing. The entertainment software business also upgraded customer relationship management tools to enable more efficient online marketing campaigns to licensees. Management expects continued investments in new software games and upgrades of existing game products to drive improved results going forward.


BUSINESS OUTLOOK

The following forward-looking statements reflect GigaMedia's expectations as of December 2, 2004. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband and online entertainment software, fluctuations in Taiwan's recorded music market and various other risk factors, including those discussed in the Company's 2003 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

The general business environment remains challenging, with continuing weakness in the music distribution market and strong competition in the broadband ISP market. Despite these challenges, we remain highly confident in our ability to deliver continued profitability and improved operating efficiencies.


USE OF NON-GAAP MEASURES

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A reconciliation to the GAAP equivalent of the non-GAAP measure is provided on the attached unaudited financial statements.


ABOUT THE NUMBERS IN THIS RELEASE

All figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

Consolidated financial results of the Company for the third quarter of 2004 may differ from totals of the Company's segmental financial results for the same period due to (1) certain inter-company eliminations and (2) the impact of the Company's corporate headquarters and certain non-operating subsidiaries of GigaMedia on the Company's consolidated financial results.


CONFERENCE CALL AND WEBCAST

GigaMedia will hold a conference call at 9 p.m. Taipei/Hong Kong Time on December 2, 2004, which is 8 a.m. Eastern Daylight Time on December 2, 2004 in the U.S., to discuss the Company's third quarter performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN's individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.


ABOUT GIGAMEDIA

GigaMedia Limited is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company operates Taiwan's two largest music store chains, Rose Records and Tachung Records, through its subsidiary G-

Music. The Company also operates a major Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies via its Web destination http://www.gigigaga.com. GigaMedia's subsidiary Koos Broadband Telecom Co., Ltd provides broadband services to corporate subscribers in Taiwan. The Company also develops software for online entertainment services, including the global online gaming market. Strategic investors of GigaMedia include the Koos Group, a major participant in Taiwan's manufacturing, finance, telecommunications, media, and cable industries. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2004.



                                      # # #


                               (Tables to follow)
================================================================================

                                GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)

                                                                        Three months ended
                                                               9/30/2004      9/30/2003      6/30/2004
                                                              ----------     ----------     ----------
                                                                  USD            USD           USD
                                                              ----------     ----------     ----------
OPERATING REVENUES
Access revenues                                                5,231,738      4,766,727      5,227,648
Sales/rental/installation                                     14,122,377     18,470,416     15,887,330
Software licensing and support service revenue                 2,235,953              0      2,380,414
Advertising revenues                                             333,466        374,357        379,533
Subscription revenues                                             60,903         89,988         65,154
Other revenues                                                    16,988         31,350         18,191
                                                              ----------     ----------     ----------
Total operating revenues                                      22,001,425     23,732,838     23,958,270

COSTS AND EXPENSES
Operating cost                                                 3,836,567      4,021,841      3,965,730
Cost of sales/rental/installation                             11,406,583     15,897,905     13,177,661
Product development & engineering expenses                       244,005        293,531        298,684
Selling and marketing expenses                                 3,371,684      3,706,262      3,533,002
General and administrative expenses                            2,561,990      2,384,168      2,572,960
Bad debt expenses                                                      0         (8,465)             0
                                                              ----------     ----------     ----------
Total costs and expenses                                      21,420,829     26,295,242     23,548,037
                                                              ----------     ----------     ----------
Gain (Loss) from operations                                      580,596     (2,562,404)       410,233
                                                              ----------     ----------     ----------

NON-OPERATING INCOME (EXPENSE)
Interest income                                                    8,193         90,045         36,861
Foreign exchange gain (loss) - net                                35,883       (663,328)        78,511
Investment income                                                  8,623        119,406            107
Gain (loss) on disposal of property, plant & eqpmt.              (27,824)          (895)       (17,770)
Interest expense                                                    (238)          (118)        (1,353)
Other non-operating income (expense)                              (1,250)        28,870        113,293
                                                              ----------     ----------     ----------
Non-operating income (expense)                                    23,387       (426,020)       209,649
Income tax expense                                                (1,626)             0         59,596
Minority interest income (loss)                                  (82,784)      (298,079)         1,213
                                                              ----------     ----------     ----------
Net income (loss)                                                688,393     (2,690,345)       559,073
                                                              ==========     ==========     ==========
Net income (loss) per common share                                  0.01          (0.05)          0.01
                                                              ----------     ----------     ----------
Average shares outstanding                                    50,154,000     50,154,000     50,154,000
                                                              ----------     ----------     ----------
                              RECONCILIATION OF NET INCOME TO EBITDA
Net income (loss)                                                688,393     (2,690,345)       559,073
Minority interest income (loss)                                  (82,784)      (298,079)         1,213
Depreciation                                                   1,183,895      1,340,944      1,217,948
Amortization                                                   1,004,791        570,678      1,025,140
Interest (income) expense                                         (7,955)       (89,928)       (35,509)
Tax                                                               (1,626)             0         59,596
                                                              ----------     ----------     ----------
EBITDA                                                         2,784,714     (1,166,730)     2,827,461
                                                              ----------     ----------     ----------

                                GIGAMEDIA LIMITED
                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)

                                                                       Three months ended
                                                             9/30/2004     9/30/2003     6/30/2004
                                                            -----------   -----------   -----------
                                                                USD           USD           USD
                                                            -----------   -----------   -----------
ASSETS
Current assets
Cash and cash equivalents                                    10,093,622    36,745,855     9,934,588
Short-term investments                                       34,874,600    27,252,311    27,774,521
Accounts receivable                                           5,828,519     4,521,059     6,792,321
Inventories - net                                             7,146,223     7,270,721     6,313,834
Prepaid expenses                                              1,147,636       986,564       807,489
Restricted cash                                                  32,372       328,889       328,792
Note receivable from officer                                          0       519,640             0
Other current assets                                          3,013,841     2,482,599     1,526,984
                                                            -----------   -----------   -----------
Total current assets                                         62,136,813    80,107,638    53,478,529
Investment                                                    1,939,543    16,547,993     9,714,882
Property, plant & equipment - net                            15,225,216    19,137,793    14,989,899
Goodwill                                                     15,992,681       752,274    15,992,681
Intangible assets - net                                      19,565,130     6,472,312    20,331,604
Other assets                                                  3,051,751     4,997,739     3,401,511
                                                            -----------   -----------   -----------
Total assets                                                117,911,134   128,015,749   117,909,106
                                                            ===========   ===========   ===========
LIABILITIES & SHAREHOLDERS' EQUITY
Notes and accounts payable                                   15,281,970    17,361,592    15,762,462
Accrued compensation                                          1,325,548     1,128,704     1,473,434
Accrued expenses                                              3,223,716     1,759,839     3,165,645
Other current liabilities                                     4,114,190     2,121,365     3,033,221
                                                            -----------   -----------   -----------
Total current liabilities                                    23,945,424    22,371,500    23,434,762
Other liabilities                                             2,089,748     1,729,755     2,018,199
                                                            -----------   -----------   -----------
Total Liabilities                                            26,035,172    24,101,255    25,452,961
Minority interests                                            3,050,153     5,483,915     3,152,372
SHAREHOLDERS' EQUITY                                         88,825,809    98,430,579    89,303,773
                                                            -----------   -----------   -----------
Total liabilities & shareholders' equity                    117,911,134   128,015,749   117,909,106
                                                            -----------   -----------   -----------